

June 20, 2014

Via E-mail
Douglas K. Thede
Senior Executive Vice President & Chief Financial Officer
MicroStrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, Virginia 22182

> **Re:** **MicroStrategy Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **File No. 000-24435**

Dear Mr. Thede:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements

Consolidated Statements of Operations, page 73

1.   We note that you classify revenue from subscription services within the "product licenses and subscription services" line item. Please explain your basis for including subscription services with product revenues. In this regard, we note that these are services and you refer to them as "service contracts." See Rule 5-03(b)(1) and (2) of Regulation S-X.

Notes to Consolidated Financial Statements

Note (12): Share-based Compensation, page 94

2. We note that you used the simplified method to estimate the expected term for stock options granted under the 2013 Plan, as your stock option exercise history does not provide a reasonable basis to compute the expected term. Please tell us why the historical exercise data of Other Stock Incentive Plans cannot be used to estimate the expected term for the 2013 Plan. Refer to Question 6 of SAB Topic 14.D.2.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief